

Mail Stop 3030

December 10, 2015

William J. Caragol
Chief Executive Officer and Acting Chief Financial Officer
PositiveID Corporation
1690 South Congress Avenue, Suite 201
Delray Beach, Florida 33445

> **Re: PositiveID Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 27, 2015**
> **File No. 001-33297**

Dear Mr. Caragol:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1.   Please clarify whether you actually intend to conduct a meeting of your shareholders. We note, for example, that you list in the notice a date, time and location for the "Annual Meeting." You then disclose on the following page that you will present the five listed matters at the meeting and that the "Majority Stockholders" have indicated they will vote in favor of each action. However, you also indicate that the "Majority Stockholders" have already approved the matters you intend to present and that you are not asking your other shareholders for their proxy.

Proposal 3 . . ., page 19

2.   It appears the tables included here and page 20 do not include the Series J Convertible Preferred Stock you agreed to issue at closing and as additional earn-out payments in connection with your agreement to acquire Thermomedics, as disclosed in the Form 8-K filed October 21, 2015. Please revise to disclose this obligation and the material terms of the preferred stock you agreed to issue, such as the conversion rate, voting rights and the date on which conversions may occur. Please also tell us the extent to which Sanomedics

will beneficially own your shares after receipt of the initial preferred shares and those that may be received through earn-outs.

3.   Please revise to clarify the reasons for the increase to your authorized shares, in light of the increases you obtained in November 2014 and April 2015. We note, for example, that your disclosures here regarding the reasons for the increase are substantially similar to the reasons for the increases disclosed in November 2014 and April 2015; however, it is unclear from your current disclosure why the prior increases were insufficient.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Gregg Jaclin, Esq.